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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          ACCESS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   00431M100
                                 (CUSIP Number)

                               Kenneth Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 30, 1998
            (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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
CUSIP No. 00431M100

1        Name of Reporting Person                                  Richard Stone
         S.S. or I.R.S. Identification No.
         of Above Person
      --------------------------------------------------------------------------

2        Check the Appropriate Box if                                  (a) [   ]
         a Member of a Group                                           (b) [   ]
     --------------------------------------------------------------------------

3        SEC Use Only
      --------------------------------------------------------------------------

4        Source of Funds                                               OO,PF
      --------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                   [  ]
      --------------------------------------------------------------------------

6        Citizenship or Place of Organization                          U.S.A.
      --------------------------------------------------------------------------

                             7      Sole Voting Power                  221,877 including
                                                                       98,473 underlying warrants
                                    ---------------------------------------------------

Number of Shares             8      Shared Voting Power                -0-
Beneficially Owned by               ---------------------------------------------------
Reporting Person With
                             9      Sole Dispositive  Power            221,877 including
                                                                       98,473 underlying warrants
                                    ---------------------------------------------------

                             10     Shared Dispositive Power           -0-
         -----------------------------------------------------------------------

11       Aggregate Amount Beneficially
          Owned By Each Reporting Person                               221,877
         --------------------------------------------------------------------------

12       Check box if the aggregate Amount
          in Row (11) Excludes Certain Shares                          [  ]
         --------------------------------------------------------------------------

13       Percent of Class Represented
          Amount in Row (11)                                           6.1%
         --------------------------------------------------------------------------

14       Type of Reporting Person                                      IN


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Item 1.           Security and Issuer.

         The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207.


Item 2.           Identity and Background.

         (a)      The name of the person filing this Schedule 13D is Richard
                  Stone.

         (b) The business address of Mr. Stone is c/o Sunrise Securities Corp., 135 East 57th Street, 11th Floor, New York, New York 10022.

         (c) Mr. Stone is a Managing Director of Sunrise Securities Corp., a registered broker-dealer.

         (d) Mr. Stone has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Stone has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Stone is a citizen of the United States.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Mr. Stone received 109,904 shares of Common Stock and warrants to purchase 98,473 shares of Common Stock (the "Warrants") as compensation in connection with Sunrise Securities Corp. services as Placement Agent in the Company's private offering of units, each unit consisting of 8,333 shares of Common Stock and warrants to purchase 8,333 shares of Common Stock, and private offering of Common Stock, both consummated from March to July 1998.

                  Mr. Stone purchased 13,500 shares of Common Stock at 2 25/32 per share on the open market on July 8, 1998 out of his personal funds.

Item 4.           Purpose of Transaction.

         Such acquisitions of securities were made for investment purposes.


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         Except as provided herein, Mr. Stone has no plans or proposals which would relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

                  (c) a sale or transfer of a material amount of assets of the Company;

                  (d) any change in the present board of directors or management of the Company;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

                  (j)       any action similar to those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  (a) The equity securities to which this statement relates consists of 221,877 shares of Common Stock, including (i) 123,404 shares of Common Stock owned by Mr. Stone and (ii) 98,473 shares of Common Stock issuable upon the exercise of warrants (the "Warrants") held by Mr. Stone at an exercise price of $3.00 per share. These equity securities represent approximately 6.1% of the outstanding shares of Common Stock of the Company. The Warrants are currently exercisable and expire at various times between March and July 2003.

                  (b) Mr. Stone has the sole power to vote and dispose of the Common Stock owned by him.

                  (c) During the 60 days preceding the filing of this report, the only transaction involving Common Stock were (i) the acquisitions by Mr. Stone from the Company of 109,904 shares of Common Stock at $3.00 per share and Warrants to purchase on aggregate of 98,473 shares of Common Stock at an exercise price of $3.00 per share in the private offerings described in Item 3 and


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(ii) the purchase of 13,500 shares of Common Stock at 2 25/32 per share on the open market on July 8, 1998.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with the private offerings described in Item 3, Mr. Stone received Warrants to purchase an aggregate of 98,473 shares of Common Stock at an average price of $3.00 per share which expire at various dates from March to July 2003. Such Warrants grant Mr. Stone certain "piggyback" registration rights as to such shares of Common Stock.

Item 7.           Materials to be Filed as Exhibits.

                  None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:   September 23, 1998                            /s/ Richard Stone
                                                           -------------
                                                           Richard Stone




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